# JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. It is understood and agreed that the joint filing of the Schedule 13D shall not be construed as an admission that the persons named herein constitute a group for purposes of the Exchange Act. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

12-09-2025 | 1:23:54 PM PST

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December ___, 2025.

John Hancock Stable Value Advantage Fund

DocuSigned by:

By: Alfredo J Matheu

ACAB0995DA29412...

Alfredo Matheu, President, BPAS Trust Company of Puerto Rico, Officer of the John Hancock Stable Value Advantage Fund

BPAS Trust Company of Puerto Rico

DocuSigned by:

By: Alfredo J Matheu

ACAB0995DA29412...

Alfredo Matheu, President